Matt Lobel

About:

A results-driven executive with extensive and diverse experience in the gaming and training and development industries. Strong management qualifications include strategic planning, program development, project management and implementation. Excellent people skills with the ability to build teams, develop staff and maintain positive morale while accomplishing tasks efficiently. Ability to quickly learn new paradigms and adapt to changing business requirements while leading a team of professionals.

Specialties:
• 28 years executive experience
• Strong strategic thinker
• Ability to communicate vision and focus team efforts
• Excels in talent evaluation
• Understands how to place people in a position to succeed
• Excellent analytical abilities
• Experienced public speaker

Prior experience:

Sparrow Enterprises, Inc. *President, April 1992 – Present, Columbus, North Carolina*

Founder and principal of Sparrow Enterprises, Inc, a 28 year old development company focused on mobile game development and eLearning. Prior to creating video games, Sparrow Enterprises, Inc has been a mainstay in the elearning industry, working with a wide range of organizations including AT&T, IBM, Autonation, AOL, MCI. .. and many others. We have created rapid eLearning, full courseware and built custom applications.

Sparrow Interactive LLC *President, September 2020 – Present, Columbus, North Carolina*

Currently developing a massively multiplayer game, Darklin Wars, launching in 2020.

The Narrator Files *Business Owner, Jan 2010 – Present, Columbus, North Carolina*

Founder and owner of The Narrator Files, the leader in eLearning narration services. The company provides its customers with narration that has guaranteed quality and fast turnarounds.

East Henderson High School *Run Game Coordinator, Jan 2018 – Feb 2020, East Flat Rock, North Carolina*

Run game coordinator and offensive line coach for the East Henderson Eagles. Volunteer position to minister to youth through football.